SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For February 22nd 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                               -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                No  X
                               -----             -----
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                         Allianz SE: Dividend Proposal

    MUNICH, Germany--(BUSINESS WIRE)--Feb. 22, 2007--Dividend

    The Board of Management will submit a proposal to increase the dividend of
2.00 euros to 3.80 euros per share to the Supervisory Board.

    Outlook

    Based on the business results for 2006 - partly adjusted for the particularly favorable natural catastrophe trend - from 2007 the business targets envisage operating profit growth in the region of 10 percent per year until 2009. In property and casualty business the average combined ratio during the same timeframe is expected below 94 percent, while in the life and health business the margin for new business should exceed 3 percent. Dresdner Bank is aiming for an average return on risk adjusted capital of more than 15 percent per year. In Asset Management the objective is to grow third party assets by 10 percent before exchange rate effects. The above statements are subject to the proviso that no extraordinary natural disasters or adverse developments in the capital markets restrict our profitability.

    These assessments are, as always, subject to the disclaimer provided below.

    Information and Explaination of the Issuer to this News:

    Cautionary Note Regarding Forward-Looking Statements:

    Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

    No duty to update The company assumes no obligation to update any information contained herein.

    This is not an offer (or the solicitation of an offer) to acquire or sell any securities in any jurisdiction.


Language:   English
Issuer:     Allianz SE
            Koniginstr. 28
            80802 Munchen Deutschland
Phone:      +49 (0)89 38 00 - 41 24
Fax:        +49 (0)89 38 00 - 38 99
E-mail:     investor.relations@allianz.com
WWW:        www.allianz.com
ISIN:       DE0008404005
WKN:        840400
Indices:    DAX-30, EURO STOXX 50
Listed:     Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime
            Standard), Hannover, Dusseldorf, Stuttgart, Munchen,
            Hamburg, SWX; Terminborse EUREX; Foreign Exchange(s)
            London, NYSE


    CONTACT: Allianz SE
             Giovanni Salerno, +49 (0)89-3800-2184
             giovanni.salerno@allianz.de

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ALLIANZ AKTIENGESELLSCHAFT



                                     By: /s/ Dr. Reinhard Preusche
                                     --------------------------------
                                        Dr. Reinhard Preusche
                                        Group Compliance



                                     By: /s/ Dr. Giovanni Salerno
                                     --------------------------------
                                        Dr. Giovanni Salerno
                                        Group Compliance


Date:    February 22nd 2007